August 30, 2019

VIA EDGAR

Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Ashford Nevada Holding Corp.
Registration Statement on Form S-4
Filed July 19, 2019
File No. 333-232736

Ladies and Gentlemen:

Ashford Nevada Holding Corp. (“New Nevada Holdco” or the “Company”) received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 15, 2019 with respect to New Nevada Holdco’s registration statement on Form S-4 filed on July 19, 2019 (the “Registration Statement”). New Nevada Holdco is respectfully submitting the responses below to the comments in such comment letter in connection with our filing with the Commission of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on the date hereof. To facilitate your review, the comments of the Staff have been set forth below in italics and are followed by our responses. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

Form S-4 Filed July 19, 2019

Special Factors

Background of the Transactions, page 54

1.                                      Please revise your disclosure to clarify if alternative transactions were discussed and elaborate as to the reasons why the board decided to pursue the transaction instead of other strategic alternatives. Additionally, if you will be a controlled company after this offering, please disclose that fact in this section and include appropriate risk factor disclosure.

Response:

Ashford Inc. did not actively discuss other alternative transactions with other parties because the Property Management Business of Remington is a unique business that fits directly into Ashford Inc.’s growth strategy. Ashford Inc. provides asset management and advisory services to two REITs (Ashford Hospitality Trust, Inc. and Braemar Hotels & Resorts Inc.). In Ashford Inc.’s capacity as the advisor to these REITS, Ashford Inc. is responsible for implementing the investment strategies and managing the day-to-day operations of the REITS. Ashford Inc. previously acquired the project management business of Remington in order to grow Ashford Inc.’s business and offer additional project management services to the REITs. In order to further enhance Ashford Inc.’s growth strategy, the Company intends to acquire the Property Management Business of Remington which will complement Ashford Inc.’s existing business lines. Given the previous acquisition of the project management business of Remington and Remington’s unique industry knowledge, Ashford Inc. views the acquisition of the Property Management Business as a natural extension of its business and believes the acquisition will result in significant synergies as well as operational and cost efficiencies. In addition, the two REITs currently have in place long term property management contracts with Remington that contain substantial termination fees. It is not an economically viable alternative for Ashford Inc. to purchase a third party property management company because the two REITs would not be able to utilize other property management companies without terminating the Remington property management contract at substantial costs. In response to the Staff’s comment, we have enhanced our disclosure on this point on pages 10 through 11 and page 76 of the proxy statement/prospectus contained in Amendment No. 1 to highlight this point.

The NYSE American defines a “controlled company” as a listed company with more than 50% of the voting power for the election of directors held by an individual, a group or another company. The Company respectfully advises the Staff that the Holder Group Investors (which includes the Bennetts, who are our largest shareholders) have agreed under the Investor Rights Agreement that until the fifth anniversary of the closing of the Transaction, that, among other things, the Holder Group Investors will not take any action, vote such Holder Group Investor’s securities, or enter into any transaction that could result in New Nevada Holdco being treated as a “controlled company” under the applicable rules of the NYSE American. The Company respectfully directs the Staff to pages 17 through 20 of the Form S-4, which contain a more fulsome disclosure of the Investor Rights Agreement.

In response to the Staff’s comment, we have revised the disclosure on pages 12 through 13 of the proxy statement/prospectus contained in Amendment No. 1 to highlight the fact that following the fifth anniversary of the closing of the Transactions, depending on the ownership of New Nevada Holdco at that time, New Nevada Holdco may be a “controlled company” within the meaning of the NYSE American.

The Company also respectfully directs the Staff to its risk factor disclosure on pages 31 through 32 of the proxy statement/prospectus entitled “New Nevada Holdco may be a “controlled company” within the meaning of the rules of NYSE American and, as a result, would qualify for, and could rely on, exemptions from certain corporate governance requirements”, which advises stockholders about the risk of the Company becoming a “controlled company” after the fifth anniversary of the closing of the Transaction.

Notes to Unaudited Pro Forma Consolidated and Combined Balance Sheet, page 201

2.                                      Please revise note (J) to provide further details about the intercompany leases that are being eliminated between the entities.

Response:

(J) Represents eliminations of intercompany balances upon the combination of Ashford Inc., the Property Management Business of Remington and Marietta, including intercompany leases between the entities. The elimination related to leases represents the rent reimbursed by Ashford Inc. to the Property Management Business of Remington. The Property Management Business of Remington leases corporate office space from a third party and then subleases a portion of the space to Ashford Inc.

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 202

3.                                      Please revise note (FF) to further explain the method used to amortize hotel management contracts. In your response please explain the basis for your decision to use such method.

Response:

(FF) Represents the incremental adjustment to record pro forma amortization expense on an accelerated basis using the discounted cash flow method on the portion of the purchase price allocated to property management contracts discussed in footnote (E) to the unaudited pro forma consolidated and combined balance sheet. The estimated remaining useful life of the property management contracts was determined based on the projected economic benefit associated with the asset and was determined to be 25 years. Trade names have been assigned an indefinite useful life and as such are not amortized and thus no amortization expense attributable to trade names is included in this pro forma adjustment.

Index to Financial Statements, page FS-1

4.                                      We note that the audit reports for the Remington Hotel Management Business and Marietta Leasehold, L.P. do not contain signatures of your independent auditors. Please obtain and include revised audit reports with conforming signatures of your independent auditors.

Response:

We will obtain and include revised audit reports with conforming signatures of our independent auditors in Amendment No. 1.  The original copies of the audit reports were signed by the auditors but the conformed signatures were inadvertently omitted in the original filing of the Registration Statement.

* * *

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

By:	/s/ Robert G. Haiman
Name: Robert G. Haiman
Title: Executive Vice President, General Counsel & Secretary

Enclosures

cc:                                Via Email
Richard M. Brand
Gregory P. Patti, Jr.
Cadwalader, Wickersham & Taft LLP